UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 16, 2006

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the

filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FIRST MIDWEST BANCORP, INC.
FORM 8-K
August 18, 2006

Item 1.01.   Entry into a Material Definitive Agreement

On August 16, 2006, the Compensation Committee of the Board of First Midwest Bancorp, Inc. (the "Company") made awards of restricted stock or restricted stock unit under the Company's Omnibus Stock and Incentive Plan (the "Plan") to the following named executive officers:

NAME	POSITION	SHARES OR UNITS
John M. O'Meara	President and Chief Executive Officer	14,276*
Michael L. Scudder	Executive Vice President and Chief Financial Officer	3,379
Thomas J. Schwartz	Group President – Commercial Banking, First Midwest Bank	4,384
Mark M. Dietrich	Group Executive Vice President and Chief Operations Officer, First Midwest Bank	1,487

*   Restricted stock units payable in shares of Company common stock or in cash, at the election of Mr. O'Meara.

An additional 14,652 shares of restricted stock were granted to 12 other officers. The awards were based on the Company's financial performance in 2005 related to profitability and earnings per share growth relative to peers. The awards augment the Company's existing nonqualified stock option program and are intended to provide additional incentive to those officers who are in a position to materially contribute to the Company's long-term growth, development and financial success.

The awards vest in 50% increments on each of the first two anniversaries of the date of grant provided the officer remains in the employ of the Company during such period, subject to acceleration in the event of a change in control of the Company or upon termination of employment in certain circumstances, as more fully set forth in the applicable award agreement. Prior to vesting, the officers will be entitled to receive dividend equivalent payments based on cash dividends paid on the Company's common stock. A copy of the form of restricted stock agreement and a copy of the form of restricted stock unit agreement are being filed as exhibits to this Form 8-K.

In addition, on August 16, 2006, the Committee adopted a new performance-awarded restricted stock program with respect to potential restricted stock and restricted stock unit grants in 2007. Under the program, the Committee has established ranges of possible awards based on the Company's 2005 and 2006 financial performance related to profitability and earnings per share growth as measured against an established peer group. Awards, if any, are within the full discretion of the Committee, provided that the value of the awards, if made, cannot exceed a specified percentage of salary ranging from 100% for an award to Mr. O'Meara, Chief Executive Officer, to 50% of salary for Mr. Scudder, Chief Financial Officer and Mr. Schwartz, Group President, and to 30% of salary for the other eligible officers.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On August 16, 2006, the Company's Board of Directors Amended the Company's Amended and Restated Bylaws to provide for ownership of stock in the Company evidenced by uncertificated shares of stock in the Company to enable the establishment of a Direct Registration System. The amended bylaws are attached as Exhibit 3 to this report.

Item 9.01 Financial Statements and Exhibits

(a) and (b) not applicable

(c) Exhibit Index:

3	Amended Bylaws of the Company
10.1	Form of Letter Agreement for Restricted Stock Units Award executed between the Company and the executive officers of the Company pursuant to the Company's Omnibus Stock and Incentive Plan.
10.2	Form of Letter Agreement for Restricted Stock Award executed between the Company and the executive officers of the Company pursuant to the Company's Omnibus Stock and Incentive Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

First Midwest Bancorp, Inc.
(Registrant)

Date: August 18, 2006 /s/ MICHAEL L. SCUDDER
Michael L. Scudder
Executive Vice President

Exhibit 3

FIRST MIDWEST BANCORP, INC.

AMENDED AND RESTATED BY-LAWS

(ADOPTED BY THE BOARD OF DIRECTORS MAY 20, 2003)

ARTICLE 1

OFFICES

Section 1.1   Registered Office.   The registered office shall be established and maintained at the office of United States Corporation Company, in the City of Dover, in the County of Kent, in the State of Delaware, and said United States Corporation Company shall be the registered agent of First Midwest Bancorp, Inc. (the "Corporation") in charge thereof.

Section 1.2   Other Offices. The Corporation may have other offices, either within or outside of the State of Delaware, at such place or places as the Board of Directors may from time to time appoint or the business of the Corporation may require.

ARTICLE 2

MEETINGS OF THE STOCKHOLDERS

Section 2.1   Place of Meetings. All meetings of the stockholders for the election of directors shall be held at such place either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting. Meetings of stockholders for any other purpose may be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2.2   Annual Meeting of Stockholders. The annual meeting of stockholders for the election of directors and for such other business as may be stated in the notice of the meeting shall be held, in each year at such time and date as the Board of Directors, by resolution, shall determine and as stated in the notice of the meeting. In the event the Board of Directors fails to so determine the time and date of meeting, the annual meeting of stockholders shall be held at 9:00 a.m. on the third Wednesday in April. If the date of the annual meeting shall fall upon a legal holiday, the meeting shall be held on the next succeeding business day. At each annual meeting the stockholders entitled to vote shall elect a Board of Directors and they may transact such other corporate business as shall be stated in the notice of the meeting.

Section 2.3   Other Meetings. Meetings of stockholders for any purpose other than the election of directors may be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of the meeting.

Section 2.4   Voting. Each stockholder entitled to vote in accordance with the terms of the Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation") and in accordance with the provisions of these By-Laws shall be entitled to that number of votes, in person or by proxy, for each share of stock entitled to vote held by such stockholder as shall be granted to such share pursuant to the Certificate of Incorporation, but no proxy shall be voted

after three years from its date unless such proxy provides for a longer period. All questions shall be decided by majority vote of the quorum, except as otherwise provided by the Certificate of Incorporation or the laws of the State of Delaware. Unless otherwise permitted by law or the Certificate of Incorporation, all elections of directors shall be by written ballot. The Board of Directors in its discretion may require that the vote upon any question before the meeting shall be by ballot. The requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission as provided in Section 211(e) of the Delaware General Corporation Law, as amended from time to time (the "DGCL").

Section 2.5   List of Stockholders. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 2.6   Quorum. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute or by the Certificate of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.7   Special Meetings. Special meetings of the stockholders for any purpose or purposes may be called only as prescribed in the Certificate of Incorporation.

Section 2.8   Notice of Meetings. Except as otherwise required by law, written notice, stating the place, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and entitled to vote at the meeting as provided in Section 211 of the DGCL, and the general nature of the business to be considered, shall be given to each stockholder entitled to vote thereat at his address as it appears on the records of the Corporation, or by a single written notice to such stockholders who share a single address as provided in Section 233 of the DGCL, not less than ten nor more than sixty days before the date of the meeting. Written notice shall be effective if given by a form of electronic transmission as provided in Section 232 of the DGCL.

ARTICLE 3

DIRECTORS

Section 3.1   Number. The number of directors that shall constitute the whole Board of Directors shall be determined as prescribed in the Certificate of Incorporation. Directors need not be stockholders.

Section 3.2   Vacancies. Vacancies (including those created by any increase in the authorized number of directors) may be filled in the manner prescribed by the Certificate of Incorporation. If there are no directors in office, then an election of directors may be held in the manner provided by statute.

Section 3.3   Resignations. Any director, member of a committee or other officer may resign at any time. Such resignation shall be made in writing, and shall take effect at the time specified therein, and if no time be specified, at the time of its receipt by the Chief Executive Officer or Secretary. The acceptance of a resignation shall not be necessary to make it effective.

Section 3.4   Removal. Any director or directors may be removed in the manner prescribed by the Certificate of Incorporation.

Section 3.5   Powers. The Board of Directors shall exercise all of the powers of the Corporation except such as are by law, by the Certificate of Incorporation or by these By-Laws conferred upon or reserved to stockholders.

Section 3.6   Chairman of the Board. The Board of Directors shall elect one of its members to be the Chairman of the Board of Directors. The Chairman of the Board of Directors shall lead the Board of Directors in fulfilling its responsibilities as set forth in these By-Laws and perform all other duties and exercise all other powers which are or from time to time may be delegated to the Chairman by the Board of Directors.

Section 3.7   Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware.

The first meeting of each newly elected Board of Directors for the purpose of organization and the transaction of any business which may come before the meeting may be held immediately after the annual meeting of the stockholders, if a quorum be present, and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting. In the event such meeting is not held immediately after the annual meeting of the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors, or as shall be specified in a written waiver signed by all of the directors.

Regular meetings of the directors may be held without notice at such places and times as shall be determined from time to time by resolution of the directors.

Special meetings of the board may be called by or at the request of the Chairman of the Board, the Chief Executive Officer or such number of directors as shall constitute at least one-third of the whole Board of Directors on at least two days' notice to each director, either personally or by mail or by telegram.

Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Meetings of the Board of Directors shall be presided over by the Chairman of the Board of Directors, or in the absence of the Chairman, by the Chief Executive Officer, or in the absence of the Chief Executive Officer, by the President or such other person or persons as the Board of Directors may designate or the members present may select.

Section 3.8   Quorum. A majority of the directors shall constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, by the Certificate of Incorporation or by these By-Laws. If at any meeting of the Board there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum is obtained, and no further notice thereof need be given other than by announcement at the meeting which shall be so adjourned.

Section 3.9   Compensation. The Board of Directors, by the affirmative vote of a majority of the directors then in office and irrespective of any personal interest of any of its members, shall have the authority to establish reasonable compensation of directors for services to the Corporation as directors, officers and otherwise. By resolution of the Board of Directors, the directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors or a committee thereof.

Section 3.10   Action Without Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the board or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board or committee.

Section 3.11   Meetings by Conference Telephone.   Members of the Board of Directors, or any committee designated by such Board, may participate in a meeting of such board or committee by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other, and participation in such meeting shall constitute presence in person at such meeting.

Section 3.12   Committees of the Board. There shall be such committees as the Board of Directors may, by resolution or resolutions passed by a majority of the whole Board, designate, each committee to consist of one or more directors of the Corporation and a majority of its members shall constitute a quorum. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member of the committee.   In the absence or disqualification of any member of a committee, the members thereof present at any meeting and not disqualified from voting, whether or not he or they then constitute a quorum, may unanimously appoint another member of the Board of Directors to act at such meeting in place of any such absent or disqualified member.

Section 3.13   Powers, Procedures and Quorum of Committees.   To the extent provided in the resolution of the Board of Directors creating such committee and permissible under the laws of the State of Delaware, each committee shall have and may exercise, except as otherwise limited by law, all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the

Corporation to be affixed to all papers which may require it; provided, however, that, notwithstanding the foregoing, no committee shall have the power or authority to authorize the purchase or redemption by the Corporation of its own shares of capital stock. The committees shall keep regular minutes of their proceedings and report the same to the Board of Directors when required.

ARTICLE 4

OFFICERS

Section 4.1   Officers. The officers of the Corporation shall be a Chief Executive Officer, a President, a Secretary, a Treasurer and such Vice Presidents, Assistant Secretaries and Assistant Treasurers, as the Board of Directors may deem proper. The officers shall be elected at the first meeting of the Board of Directors after each annual meeting. None of the officers of the Corporation need be directors.

Section 4.2   Other Officers and Agents. The Board of Directors may appoint such other officers and agents as it may deem advisable, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

Section 4.3   Salaries. The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors or a committee thereof.

Section 4.4   Tenure and Removal. The officers of the Corporation shall hold office until their successors are chosen and qualified. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors in office. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors.

Section 4.5   Chief Executive Officer. The Chief Executive Officer shall have active and general supervision and management over the business and affairs of the Corporation and shall have all the powers that usually attach or pertain to such office. The Chief Executive Officer shall preside, in the absence of the Chairman of the Board of Directors, at all meetings of the Board of Directors.

Section 4.6   President. In the absence of the Chief Executive Officer or in the event of his inability or refusal to act, the President shall perform the duties of the chief executive officer of the Corporation and shall have all the powers that usually attach or pertain to such office. The President shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

Section 4.7   Vice President. In the absence of the President or in the event of his inability or refusal to act, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

Section 4.8   Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate account of receipts and disbursements in books belonging to the Corporation. He shall deposit all moneys and other valuables in the name and to the credit of the Corporation in such depositary as may be designated by the Board of Directors.

The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors or the President, taking proper vouchers for such disbursements. He shall render to the Chief Executive Officer and Board of Directors at the regular meetings of the Board of Directors, or whenever they may request it, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, he shall give the Corporation a bond for the faithful discharge of his duties in such amount and with such surety as the board shall prescribe.

Section 4.9   Assistant Treasurer. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election), shall, in the absence of the Treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

Section 4.10   Secretary. The Secretary shall give, or cause to be given, notice of all meetings of stockholders and directors, and all other notices required by law or by these By-Laws, and in case of his absence or refusal or neglect so to do, any such notice may be given by any person thereunto directed by the Chief Executive Officer, or by the directors, or stockholders, upon whose requisition the meeting is called as provided in these By-Laws. He shall record all the proceedings of the meetings of the Corporation and of the directors in a book to be kept for that purpose, and shall perform such other duties as may be assigned to him by the directors or the Chief Executive Officer. He shall have the custody of the seal of the Corporation and shall affix the same to all instruments requiring it, when authorized by the directors or the Chief Executive Officer, and attest the same

Section 4.11   Assistant Secretary. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election), shall, in the absence of the Secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

ARTICLE 5

PROVISIONS REGARDING STOCK OF CORPORATION

Section 5.1   Certificates of Stock. Every holder of stock in the Corporation shall be entitled to have a certificate, signed by, or in the name of the Corporation by, the Chairman of the Board of Directors, the Chief Executive Officer, the President or a Vice President, and the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some all of any or all classes or series of stock in the Corporation shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the

Corporation. Where a certificate is countersigned (1) by a transfer agent other than the Corporation or its employee, or (2) by a registrar other than the Corporation or its employee, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

Section 5.2   Lost Certificate. A new certificate of stock may be issued in the place of any certificate theretofore issued by the Corporation, alleged to have been lost or destroyed, and the directors may, in their discretion, require the owner of the lost or destroyed certificate, or his legal representatives, to give the Corporation a bond, in such sum as they may direct, to indemnify the Corporation against any claim that may be made against it on account of the alleged loss of any certificate or the issuance of any such new certificate.

Section 5.3   Transfer of Shares. The shares of stock of the Corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer the old certificates shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other person as the directors may designate, by whom they shall be cancelled, and new certificates shall thereupon be issued. A record shall be made of each transfer and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer, if when the certificates are presented for transfer both the transferor and the transferee request the Corporation to do so.

Section 5.4   Stockholders Record Date. In order that the Corporation may determine the stockholder entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

If no record date is fixed:

(1)   The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(2)   The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 5.5   Registered Stockholders. The Corporation shall be entitled to treat the record holder of any shares of stock of the Corporation as the owner thereof for all purposes, including all rights deriving from such shares, and shall not be bound to recognize any equitable or other claim to, or interest in, such shares or rights deriving from such shares, on the part of any other person, including, but without limiting the generality thereof, a purchaser, assignee or transferee of such shares or rights deriving from such shares, unless and until such purchaser, assignee, transferee or other person becomes the record holder of such shares, whether or not the Corporation shall have either actual or constructive notice of the interest of such purchaser, assignee, transferee or other person. Any such purchaser, assignee, transferee or other person shall not be entitled to receive notice of the meetings of stockholders; to vote at such meetings; to examine a complete list of the stockholders entitled to vote at meetings; or to own, enjoy, and exercise any other property or rights deriving from such shares against the Corporation, until such purchaser, assignee, transferee or other person has become the record holder of such shares.

Section 5.6   Dividends. Subject to the provisions of the Certificate of Incorporation and any resolution of the Board of Directors providing for the issue of any preferred stock adopted pursuant thereto, the Board of Directors may, out of funds legally available therefore at any regular or special meeting, declare dividends upon the capital stock of the Corporation as and when they deem expedient. Before declaring any dividend there may be set apart out of any funds of the Corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the Corporation.

ARTICLE 6

INDEMNIFICATION

Section 6.1   To the extent permitted by Delaware law from time to time in effect and subject to the provisions of Section 6.4 of this Article and subject to the limits of applicable Federal law and regulation, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 6.2   To the extent permitted by Delaware law from time to time in effect and subject to the provisions of Section 6.4 of this Article and subject to the limits of applicable Federal law and regulation, the Corporation shall indemnify any person who was or is a party or

is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 6.3   To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 6.1 and 6.2, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

Section 6.4   Any indemnification under Section 6.1 and 6.2 of this Article (unless ordered by a court) shall be made by the Corporation only upon a determination in the specific case that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in said Sections 6.1 and 6.2. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, (2) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, (3) if such quorum is not obtainable, or, even if obtainable and a quorum of disinterested directors so directs, by independent legal counsel (compensated by the Corporation) in a written opinion, or (4) by the stockholders.

Section 6.5   Expenses (including attorneys' fees) incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding, or threat thereof, shall be paid or reimbursed by the Corporation promptly upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article.

Section 6.6   The indemnification and advancement of expenses provided by the other Sections of this Article shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any agreement, vote of stockholders, disinterested directors, or otherwise, both as to action in this official capacity and as to action in another capacity while holding such office.

Section 6.7   The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article or of the DGCL.

Section 6.8   For purposes of this Article references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees and agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

Section 6.9   For purposes of this Article, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article.

Section 6.10 The indemnification and advancement of expenses provided by this Article shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

ARTICLE 7

GENERAL PROVISIONS

Section 7.1   **Seal**. The corporate seal shall be circular in form and shall contain the name of the Corporation and the words "CORPORATE SEAL DELAWARE". Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

Section 7.2   **Fiscal Year**. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 7.3   **Checks**. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation, and in such manner as shall be determined from time to time by resolution of the Board of Directors.

Section 7.4   **Notice**. Whenever, under the provisions of the statutes or of the Certificate of Incorporation or of these By-laws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice but such notice may be given in writing, by mail, addressed to such director or stockholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram.

Section 7.5   **Waiver of Notice**. Whenever any notice is required to be given under the provisions of the statutes or of the Certificate of Incorporation or of these By-Laws, a written

waiver thereof, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice.

ARTICLE 8

AMENDMENTS

Section 8.1   By-Law Amendments. The Board of Directors, by resolution adopted by the affirmative vote of at least a majority of all members thereof, shall have concurrent power with the stockholders to adopt, amend or repeal the By-Laws of the Corporation; provided, however, that the By-Laws of the Corporation shall not be adopted, amended or repealed by the stockholders except by the affirmative vote of the holders of at least 67% of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class (it being understood that, for purposes of this Section 8.1, each share of such capital stock shall have the number of votes granted to it pursuant to the Certificate of Incorporation), and such affirmative vote shall be required notwithstanding the fact that a lesser percentage may be specified by law or in any agreement with any national securities exchange or otherwise.

Exhibit 10.1

August 16, 2006

«FIRST_NAME» «MIDDLE_NAME» «LAST_NAME»
«ADDRESS_LINE_1»
«CITY», «STATE» «ZIP_CODE»

RE: Letter Agreement dated «GRANT_DATE», Restricted Stock Units Number «NUM»
        Grant of Restricted Stock Units (the "Agreement")

Dear «FIRST_NAME»:

I am pleased to advise you that on «GRANT_DATE» (the "Date of Grant"), based on Company performance during 2005 and pursuant to the First Midwest Bancorp, Inc. Omnibus Stock and Incentive Plan, as Amended (the "Plan"), the Compensation Committee (the "Committee") of the Board of Directors of First Midwest Bancorp, Inc. (the "Company") has approved a grant to you of a "Restricted Stock Unit Award" (the "Award"). The Award provides you with the opportunity to earn «SHARES» shares of the Company's Common Stock, or a cash payment equal to the Fair Market Value of such shares.

The Award is subject to the terms and conditions of the Plan, including any Amendments thereto, which are incorporated herein by reference, and to the following provisions:

(1)   <u>Award</u>

        The Company hereby grants to you an Award of «SHARES» Restricted Stock Units representing shares of Common Stock, subject to the restrictions and other conditions set forth herein. Such Units are referred to in this Letter Agreement as the "Restricted Units." Restricted Units may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated.

(2)   <u>Restrictions; Vesting</u>

        Except as otherwise provided in paragraphs (3) and (4) below, the Restricted Units shall vest and become payable only if you continue in the employment of the Company. The Restricted Units will vest and become transferable as follows: (a) 50% will vest on August 16, 2007; and (b) the remaining 50% of the Award will vest August 16, 2008.

        Restricted Units which become vested and payable shall be paid in shares of Company Common Stock (one share for each Restricted Unit), unless you have timely elected to receive payment in cash. To be timely, your election must be made in writing filed with the Corporate Controller no later than thirty (30) days prior to the date the Restricted Units vest. The amount of the cash payment, if any, shall be equal to the Fair Market Value of the shares that would have been issued, determined on the date of vesting.

(3)   <u>Termination of Employment</u>

        If your employment with the Company or any of its subsidiaries terminates due to your death, Disability, or Retirement at or after your retirement (which for purposes of the Agreement shall mean termination of employment for any reason other than Cause after age 60), all restrictions will lapse and the Restricted Units will become immediately vested and payable in full in shares

of Company Common Stock unless you have made a timely election in accordance with paragraph (2) above to receive cash. If your employment with the Company or any of its subsidiaries terminates for any other reason prior to the full vesting of the Restricted Units, all non-vested Restricted Units shall be immediately forfeited and all your rights thereunder shall terminate.

(4)   Merger, Consolidation or Change in Control

In the event of a Change in Control, all restrictions will lapse and the Restricted Units shall be vested and payable in full. For purposes of this Letter Agreement, "Change in Control" shall be as defined in Section 14 of the Plan, provided that notwithstanding the provisions of Section 14(c) of the Plan relating to stockholder approval of a transaction constituting a Business Combination (as defined in Section 14(c)), a Change in Control with respect to a Business Combination shall not occur prior to the date of consummation of such transaction.

(5)   Non-Transferability

This Award is personal to you and, until vested and transferable hereunder, may not be sold, transferred, pledged, assigned or otherwise alienated, otherwise than by will or by the laws of descent and distribution.

(6)   Securities Law Restrictions

You understand and acknowledge that applicable securities laws govern and may restrict your right to offer, sell, or otherwise dispose of any Common Stock received under the Award.

Executive Officers of the Company subject to the two (2) day reporting rules of Section 16(a) and short-swing profit recovery rules of Section 16(b) of the Securities Exchange Act of 1934 should consult the Company's Corporate Secretary prior to selling any such shares.

Additional information regarding these rules can be found in the Plan's "Summary Description" and the document entitled "Rules Applicable to Restricted Shares".

(7)   Stockholder Rights

Because this is an Award of Restricted Units and not actual shares, you will not have any rights of a stockholder with respect to the Restricted Units. You will, however, be entitled to receive a current cash payment equal to all cash dividends or cash distributions paid or made available with respect to the Common Stock as if each Restricted Unit was a share of Common Stock. Your Restricted Units shall be adjusted to reflect any stock dividends or other in-kind dividends or distributions made with respect to the Common Stock until the related Restricted Units have become vested in accordance with this Award and additional Units or amounts resulting from such adjustment shall remain subject to the forfeiture provisions applicable to the Restricted Units to which such dividends or distributions related.

(8)   Withholding

You shall pay all applicable federal, state and local income and employment taxes (including taxes of any foreign jurisdiction) which the Company is required to withhold at any time with respect to the Restricted Units, generally when payment is made for the Units or when the dividend-related payments are made. The payment shall be made by withholding the necessary amount from any cash payment (or your next normal payroll check with respect to dividend-related payments), and by withholding from any payment of shares of the Company's Common Stock by withholding shares with a value equal to such minimum statutory withholding amount. Shares withheld as payment of required withholding shall be valued at Fair Market Value on the

date such withholding obligation arises.

(9)   Tax Consequences

Information regarding federal tax consequences of the Award can be found in the Plan's "Summary Description" and the document entitled "General Information Regarding Restricted Shares". You are strongly encouraged to contact your tax advisor regarding such tax consequences as they relate to you.

(10)   Employment; Successors

Nothing herein confers any right or obligation on you to continue in the employment of the Company or any subsidiary or shall affect in any way your right or the right of the Company or any subsidiary, as the case may be, to terminate your employment at any time. Nothing herein shall create any right for you to receive, or obligation on the part of the Company to grant to you, any further Awards under the Plan. This Agreement shall be binding upon, and inure to the benefit of, any successor or successors of the Company.

(11)   Conformity with Plan

The Award is intended to conform in all respects with the Plan. Inconsistencies between this Agreement and the Plan shall be resolved in accordance with the terms of the Plan. By executing and returning the enclosed Confirmation of Acceptance of this Letter Agreement, you agree to be bound by all the terms hereof and of the Plan. Except as otherwise expressly provided herein, all definitions stated in the Plan shall be fully applicable to this Letter Agreement.

To confirm your understanding and acceptance of the Award granted to you by this Letter Agreement, please execute and return in the enclosed envelope the following enclosed documents: (a) the "Beneficiary Designation Form" and (b) the Confirmation of Acceptance endorsement of this Letter Agreement. The original copy of this Letter Agreement should be retained for your permanent records.

If you have any questions, please do not hesitate to contact the office of the Corporate Controller of First Midwest Bancorp, Inc. at (630) 875-7459.

Very truly yours,

Michael L. Scudder
Executive Vice President and Chief Financial Officer
First Midwest Bancorp, Inc.

Exhibit 10.2

August 16, 2006

«FIRST_NAME» «MIDDLE_NAME» «LAST_NAME»
«ADDRESS_LINE_1»
«CITY», «STATE» «ZIP_CODE»

RE: Letter Agreement dated «GRANT_DATE», Restricted Stock Number «NUM»
        Grant of Restricted Stock (the "Agreement")

Dear «FIRST_NAME»:

I am pleased to advise you that on «GRANT_DATE» (the "Date of Grant"), based on Company performance during 2005 and pursuant to the First Midwest Bancorp, Inc. Omnibus Stock and Incentive Plan, as Amended (the "Plan"), the Compensation Committee (the "Committee") of the Board of Directors of First Midwest Bancorp, Inc. (the "Company") has approved a grant to you of a "Restricted Stock Award" (the "Award"). The Award provides you with the opportunity to earn «SHARES» shares of the Company's Common Stock.

The Award is subject to the terms and conditions of the Plan, including any Amendments thereto, which are incorporated herein by reference, and to the following provisions:

(1)   <u>Award</u>

     The Company hereby grants to you an Award of «SHARES» shares of Common Stock, subject to the restrictions and other conditions set forth herein. Such shares are referred to in this Letter Agreement as the "Restricted Shares." Restricted Shares may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated. Within a reasonable time after the date of this Award, the Company shall instruct its transfer agent to establish a book entry account representing the Restricted Shares in your name effective as of the Date of Grant, provided that the Company shall retain control of such account until the Restricted Shares have become vested in accordance with the Award.

(2)   <u>Restrictions; Vesting</u>

     Except as otherwise provided in paragraphs (3) and (4) below, the Restricted Shares shall vest and become transferable only if you continue in the employment of the Company. The Restricted Shares will vest and become transferable as follows: (a) 50% will vest on August 16, 2007; and (b) the remaining 50% of the Award will vest August 16, 2008.

(3)   <u>Termination of Employment</u>

     If your employment with the Company or any of its subsidiaries terminates due to your death, Disability or Retirement at or after your Normal Retirement Date, all restrictions will lapse and the Restricted Shares will become immediately vested and transferable in full. If your employment with the Company or any of its subsidiaries terminates for any other reason prior to the full vesting of the Restricted Shares, all non-vested Restricted Shares shall be immediately forfeited and all your rights thereunder shall terminate.

(4)   <u>Merger, Consolidation or Change in Control</u>

In the event of a Change in Control, all restrictions will lapse and the Restricted Shares shall be vested and fully transferable. For purposes of this Letter Agreement, "Change in Control" shall be as defined in Section 14 of the Plan, provided that notwithstanding the provisions of Section 14(c) of the Plan relating to stockholder approval of a transaction constituting a Business Combination (as defined in Section 14(c)), a Change in Control with respect to a Business Combination shall not occur prior to the date of consummation of such transaction.

(5) <u>Non-Transferability</u>

This Award is personal to you and, until vested and transferable hereunder, may not be sold, transferred, pledged, assigned or otherwise alienated, otherwise than by will or by the laws of descent and distribution.

(6) <u>Securities Law Restrictions</u>

You understand and acknowledge that applicable securities laws govern and may restrict your right to offer, sell, or otherwise dispose of any Common Stock received under the Award.

Executive Officers of the Company subject to the two (2) day reporting rules of Section 16(a) and short-swing profit recovery rules of Section 16(b) of the Securities Exchange Act of 1934 should consult the Company's Corporate Secretary prior to selling any such shares.

Additional information regarding these rules can be found in the Plan's "Summary Description" and the document entitled "General Information Regarding Restricted Share Grants".

(7) <u>Stockholder Rights</u>

Upon the effective date of the book entry pursuant to paragraph (1), you shall have all of the rights of a stockholder with respect to the Shares, including, the right to vote the shares and to receive all cash dividends or other cash distributions paid or made available with respect to such shares. Any stock dividends or other in-kind dividends or distributions shall be held by the Company until the related Restricted Shares have become vested in accordance with this Award and shall remain subject to the forfeiture provisions applicable to the Restricted Shares to which such dividends or distributions related.

(8) <u>Withholding</u>

You shall pay all applicable federal, state and local income and employment taxes (including taxes of any foreign jurisdiction) which the Company is required to withhold at any time with respect to the Restricted Shares, which will generally occur as the Restricted Shares vest, when cash dividends are paid prior to the time the Restricted Shares vest, or as of the date of grant if you file an election under Section 83(b) of the tax code. Withholding with respect to cash dividends will be paid through withholding from your next normal payroll check. Payment of withholding upon vesting of the shares will be accomplished through withholding by the Company of shares then vesting under this Award with a value equal to such minimum statutory withholding amount. Shares withheld as payment of required withholding shall be valued at Fair Market Value on the date such withholding obligation arises. Payment of withholding as a result of an 83(b) election must be made by you to the Company in cash or by delivering previously-acquired shares with a Fair Market Value equal to the required withholding.

(9) <u>Tax Consequences</u>

Information regarding federal tax consequences of the Award can be found in the Plan's "Summary Description" and the document entitled "General Information Regarding Restricted

Share Grants". You are strongly encouraged to contact your tax advisor regarding such tax consequences as they relate to you.

(10)   Employment; Successors

Nothing herein confers any right or obligation on you to continue in the employment of the Company or any subsidiary or shall affect in any way your right or the right of the Company or any subsidiary, as the case may be, to terminate your employment at any time. Nothing herein shall create any right for you to receive, or obligation on the part of the Company grant to you, any future Awards under the Plan. This Agreement shall be binding upon, and inure to the benefit of, any successor or successors of the Company.

(11)   Conformity with Plan

The Award is intended to conform in all respects with the Plan. Inconsistencies between this Agreement and the Plan shall be resolved in accordance with the terms of the Plan. By executing and returning the enclosed Confirmation of Acceptance of this Letter Agreement, you agree to be bound by all the terms hereof and of the Plan. Except as otherwise expressly provided herein, all definitions stated in the Plan shall be fully applicable to this Letter Agreement.

To confirm your understanding and acceptance of the Award granted to you by this Letter Agreement, please execute and return in the enclosed envelope the following enclosed documents: (a) the "Beneficiary Designation Form" and (b) the Confirmation of Acceptance endorsement of this Letter Agreement. The original copy of this Letter Agreement should be retained for your permanent records.

If you have any questions, please do not hesitate to contact the office of the Corporate Controller of First Midwest Bancorp, Inc. at (630) 875-7459.

Very truly yours,

John M. O'Meara
President and Chief Executive Officer
First Midwest Bancorp, Inc.